February 26, 2007

Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Dear Mr. Kronforst:

        I am writing to confirm a recent conversation between Marc Thomas and our counsel from Covington & Burling LLP and to request an extension for Optibase, Ltd. to file a response to the comment letter issued by the Securities and Exchange Commission, dated January 23, 2007. The Company anticipates filing its response by correspondence via the EDGAR system, no later than March 20, 2007.

Respectfully submitted, Danny Lustiger, Chief Financial Officer Optibase, Ltd.